

United Nations
Convention to Combat
Desertification



Melchiade Bukuru

Director of the New York Liaison Office

Mr. Melchiade Bukuru is currently the Director of the United Nations Convention to Combat Desertification (UNCCD) Office at the Headquarters of the United Nations in New York. A career diplomat from Burundi, he was among the key delegates who made the case, at the Earth Summit in Rio de Janeiro in 1992, that, unless the international community adopts a legally binding treaty to address desertification, land degradation and drought, the planet would continue to lose its fertile land thus compromising any efforts to achieve sustainable development, food security, water security, adaptation to climate change, protection against the loss of biodiversity among other global policy challenges.

In his current position, Mr. Bukuru's role is to represent the Executive Secretary in carrying out high-level advocacy to have desertification, land degradation and drought challenges high on the global agenda. In this respect, his work over years at the UN headquarters has paid off and culminated in having the world leaders attending the World Summit on Sustainable Development (Rio+20) commit to "a land degradation neutral world" whereby land degradation would be offset by land restoration through sustainable land management practices. As a result, achieving land degradation neutrality is now part and parcel of the 2030 Agenda for Sustainable Development (SDG Target 15.3) and is deemed by the General Assembly as an accelerator and integrator of other SDGs. Mr. Bukuru also worked on the assignment to have the Global Environment Facility (GEF) become the Convention's financial mechanism.

Mr. Bukuru's diplomatic and political work during his early engagement with the UNCCD secretariat led to the universal membership of the UNCCD (197 Parties), making it the most ratified treaty in the world.

Before joining New York in September 1989, Mr. Bukuru served as Adviser to the President of the Republic of Burundi.



Melchiade Bukuru
Director of the New York
Liaison Office

Melchiade Bukuru Photo 1

United for land

     

Site map | Terms of use | PrivacyContact us